Wendy’s International, Inc. – A Recipe for Successful Value Creation

Investment funds and accounts managed by Trian Fund Management, L.P., (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (“Sandell”; collectively, Trian and Sandell are referred to as the “Trian Group”) have recently acquired an aggregate beneficial ownership interest of approximately 5.5%1 in Wendy’s International, Inc. (the “Company” or “Wendy’s”).

Launched on November 1, 2005, Trian is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden (the “Principals”). Trian seeks to invest in undervalued public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, or what we refer to as “operational activism.” Trian’s goal is to maximize shareholder value through a combination of better operational execution, more efficient use of capital and stronger management focus. Trian’s Principals and investment team have extensive experience in reviving consumer brands and a deep knowledge of the restaurant industry. Sandell is an investment management firm founded in 1997 by Thomas E. Sandell. Castlerigg Master Investments is a global multi-strategy fund managed by Sandell that focuses on global merger-arbitrage, special event equity, and credit opportunity investments.

Our investment thesis:

•

While we acknowledge that Wendy’s previously announced strategic initiatives are directionally correct, we do not believe that management’s current action plan goes far enough towards maximizing shareholder value. The real problem at the Company today is the continually deteriorating operating performance of the Wendy’s Old Fashioned Hamburgers business on a standalone basis (“Wendy’s Standalone”).

•

Margins today at Wendy’s Standalone are unacceptably low — at least 10 percentage points below the peer group average — due to excessive overhead and/or restaurant operating costs. We estimate that Wendy’s Standalone EBITDA[2] should be $463 million, a 68% increase from current levels, as store level margins are brought in line with the average of the Company’s peer group as well as its independent franchisees (i.e. DavCo Restaurants Inc. (“DavCo”)).

•

Management’s decision to IPO 15% to 18% of Tim Hortons, with the balance of the shares to be spun off to shareholders “if the Wendy’s board of directors determines to take such action” (see the S-1 filed on December 1, 2005), is an attempt to avoid shining the spotlight on the poor financial performance of Wendy’s Standalone and thus would perpetuate a highly inefficient and costly conglomerate structure that marginalizes two great consumer brands. Wendy’s needs to cease operating as an inefficient holding company.

•

Accordingly, we are asking management to commence an immediate 100% tax-free spin off of Tim Hortons, sell all of its ancillary brands (Baja Fresh, Cafe Express and Pasta Pomodoro) and focus on significantly improving the operating performance of Wendy’s Standalone. We also advocate using the net cash proceeds from these asset sales and other initiatives to buy back stock of Wendy’s Standalone.

•

By implementing Trian Group’s action plan, we believe the Company should be worth between $77 and $89 per share comprised of between $45 and $57 per share in a revitalized Wendy’s Standalone and $32[3] per share in a totally separate Tim Hortons with its own separate and independent board of directors.

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1 The Trian Group owns 950,000 shares of Wendy’s common stock. In addition, the Trian Group owns an economic interest in an additional 5,417,500 shares, acquired through back-to-back call and put options, which provides the Trian Group with the same economic gain or loss as if the Trian Group owned the underlying shares. The Trian Group currently intends to exercise these call options using excess cash that is currently available.

2 Defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”).

3 The Tim Hortons S-1 filing (filed on 12/1/05) indicates that a US$960 million note receivable from Tim Hortons to the Company has been created and will be repaid with proceeds from both the IPO of Tim Hortons and a new Tim Hortons term loan (estimated in the S-1 as C$500 million in Canadian currency). Since our recommendation is to effect a full spin, rather than a partial IPO, we have assumed that the Company will not receive any IPO proceeds. Our analysis further assumes that the note receivable will be adjusted pre-spin to approximately US$500 million and that Tim Hortons will use the proceeds of approximately US$500 million from new third-party debt to re-pay this inter-company obligation. With this $500 million, we assume that the Company will buy back Wendy’s Standalone stock.

For too long and at great expense to the Company’s shareholders, the success of the Tim Hortons business has subsidized a deteriorating operating performance at Wendy’s Standalone. As detailed in Table 1, over nearly six years 4, Wendy’s Standalone revenues have grown at an 8% compounded annual growth rate (“CAGR”) from $1.6 billion to $2.4 billion, while, at the same time, its operating income has declined at a CAGR of 4% from $278 million to $219 million and its operating margins have fallen from 17.3% to 9.0%. During the same period, Wendy’s Standalone has spent over $1.3 billion in capital, while generating negative returns on its operating income.

In contrast, during the same period, Tim Hortons revenues increased at a 17% CAGR (from $465 million to $1.1 billion) and its operating income grew at an impressive 23% CAGR (from $87 million in 1999 to $285 million )5.

Table 1: Wendy's Segment Financial Information (a)

($ in millions)

	1999		2000		2001	2002	2003	2004	LTM 10/2/2005	CAGR (c)	Charge in LTM 10/2/05 vs. 1999

Revenues	$1,602.6		$1,712.0		$1,818.7	$2,010.4	$2,190.8	$2,433.1	$2,427.4	7.5%	$824.8
Year-over-Year Growth	–		6.8%		6.2%	10.5%	9.0%	11.1%	–		–

Operating Income	$277.7	(b)	$267.2	(b)	$233.8	$262.5	$264.1	$272.4	$219.4	-4.0%	$(58.3)
Year-over-Year Growth	–		-3.8%		-12.5%	12.3%	0.6%	3.1%	–		–
% of Revenues	17.3%		15.6%		12.9%	13.1%	12.1%	11.2%	9.0%		-8.3%

Capital Expenditures	$171.2		$206.2		$217.3	$240.0	$214.1	$166.5	$182.9	1.2%
Year-over-Year Growth	–		20.4%		5.4%	10.5%	-10.8%	-22.2%	9.8%
Cumulative Capital Expenditures over Nearly 6 Year Period									$1,349.7

Source: As Reported in the Company's SEC filings.

(a) Represents performance of Wendy's Standalone (excludes Tim Hortons and ancillary brands).

(b) In 1999 and 2000, the Company measured segment profitability as income before taxes, not operating income (adding back interest to these figures in 1999 and 2000 would only increase the stated profitability of the segment).

(c) CAGR represents growth over 5.75 year period (end of 1999 through nine nonths ended 10/2/05).

A Disappointing Start with Mr. Schuessler

Trian seeks to develop a constructive relationship with management and boards of directors and to work with them and their advisors on implementing value creation plans. Trian believes that it can be an important resource to these companies and aims to work closely with them to substantially improve overall value. Over the past 20 years, the Principals have worked successfully with management teams to generate a multiple on invested capital and have distinguished themselves as value-oriented investors who have owned, operated and grown companies, resulting in the creation of significant shareholder value, in varying market conditions.

In the case of Wendy’s, we attempted to contact Chairman and Chief Executive Officer John Schuessler several times in early December 2005. After leaving several messages for Mr. Schuessler, we were contacted by John Barker, Senior Vice President, Investor Relations and Financial Communications. We told Mr. Barker that we “come in peace” and that the Trian Group had established a significant stake in Wendy’s, just below the Schedule 13D 5% filing threshold. We requested a meeting with Mr. Schuessler, at a convenient time and location, to discuss our value creation plan and advised Mr. Barker that if our plan was discussed and agreed to, we

4 Analysis shows an approximate 5.75 year period of financial performance, from fiscal 1999 through the last twelve month period ended October 2, 2005 (“LTM”)

5 All figures discussed or presented in this position paper are represented in U.S. dollars, unless indicated otherwise.

would possibly maintain our ownership below 5% (and not file a Schedule 13D) because our intention was not to wage a “battle in the press.” On December 6, 2005, Mr. Barker informed us that Mr. Schuessler was currently too busy “managing the brand” to meet with us.

Despite management’s reluctance to discuss our action plan for Wendy’s, we remain interested in developing a constructive relationship with the Company’s management team and its board of directors. Nevertheless, if the Company’s leadership does not adopt our recommendations, we will discuss those recommendations with other shareholders and may decide to nominate one or more persons to the Company’s board of directors. We have no intention, either alone or in concert with another person, to acquire or exercise control of the Company.

Trian Group’s Action Plan

Wendy’s strategic initiatives, which were announced on July 29, 2005, entail a partial IPO of Tim Hortons and several other initiatives at Wendy’s Standalone. However, this plan does not go far enough, since it does not address the fulcrum issue facing Wendy’s Standalone today, namely, an excessive cost structure. Accordingly, we are calling on the Company’s leadership to undertake the following steps:

Step 1:

Effect a 100% Tax-Free Spin Off of Tim Hortons. Immediately commence a 100% tax-free spin-off of Tim Hortons to shareholders. This action will result in a totally separate public company with a separate and independent board of directors. This action will also enable Wendy’s management to begin the process of dismantling its inefficient holding company structure and to better focus on significantly improving value at Wendy’s Standalone. Wendy’s needs to cease operating as an inefficient holding company.

Step 2:

Commence the sale of Wendy’s ancillary brands. Immediately undertake an orderly sales process for Baja Fresh, Cafe Express and Pasta Pomodoro. These ancillary brands do not add any significant value for shareholders and they are unnecessary management distractions. Any net sale proceeds could be used to repurchase Wendy’s Standalone stock.

Step 3:

Revisit previously announced Strategic Initiatives. Execute certain components of the Company’s previously announced strategic initiatives relating to the closure of approximately 40-45 stores, the sale of approximately 200 real estate sites underlying Wendy’s franchisees’ stores and the reduction of new store development. Use the net proceeds from the sale of this real estate of approximately $177 million[6], after-tax, to repurchase Wendy’s Standalone stock. Given Wendy’s currently depressed company-owned store-level margins, consider re-evaluating whether it is appropriate to sell approximately 4-7% of the company-owned restaurants (in the U.S.) at prices that may reflect a significant discount to their intrinsic value.

Step 4:

Reduce costs at Wendy’s Standalone by $200 million. Immediately commence corporate cost reduction programs to eliminate excessive overhead and restaurant operating costs. Work with Trian to identify unnecessary operating costs and streamline operations so that Wendy’s Standalone operating performance can improve to where it is in line with Wendy’s peers and its own independent franchisees. Trian is confident, given the Principal’s industry experience and understanding of store-level and corporate general and administrative (“G&A”) expenses required to successfully operate a franchised and company owned restaurant company, that significant and appropriate cost reductions can be made at Wendy’s Standalone, without disrupting brand growth.

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6 On December 1, 2005, the Company announced that it expects to record in the fourth quarter of 2005 approximately $60-70 million in pre-tax asset gains and approximately $200 million in cash proceeds from selling certain Wendy’s real estate properties to franchisees and third parties. The Company expects to sell approximately 200 properties.

These actions should result in a substantial increase in the value of the Company’s shares. Our analysis suggests that Tim Hortons alone is worth at least $32 per share (post US$500 million distribution to Wendy’s Standalone). Given the current market price of $51 per share for the Company, it is obvious that the enormous value of the Tim Hortons business is not fully reflected in the current trading price of the Company and/or the intrinsic value of Wendy’s Standalone business is obscured.

A Compelling Case for a 100% Spin-off of Tim Hortons

The argument for creating shareholder value at Wendys via a 100% spin-off of Tim Hortons is well established. Tim Hortons has a nearly 100% franchised restaurant base and generates significant cash flow. Our analysis adds US$500 million of third-party debt to the Tim Hortons capital structure3, as we are comfortable that Tim Hortons’ cash flow can easily support this nominal amount of leverage. We believe that Tim Hortons is worth between $32 and $38 per share, assuming a valuation of between 12.5x and 14.5x LTM EBITDA and between 21.5x and 25.4x LTM net income.

A spun-off Tim Hortons should command a valuation in this range for the following reasons:

•	Its nearly 100% franchised business model produces consistent, high quality cash flow;
•

It is one of the most recognized and respected consumer brands in Canada — ranked as the best managed brand in Canada by Canadian Business magazine in 2004 and 2005 and one of the most admired corporate cultures for 2005 by that magazine;

•

It has strong growth potential. Today, there are 2,700 Tim Hortons restaurants, with a potential for 4,500 (see the S-1 filed on December 1, 2005), suggesting that Tim Hortons has the ability for strong earnings growth over the next five years (i.e. 25% annual EPS growth);

•	Tim Hortons should be a “must own” restaurant stock for institutional investors in both Canada and the United States, given the above attributes and its multi-billion dollar market capitalization; and
•

On December 12, 2005, a consortium of private equity firms entered into a definitive agreement to purchase Dunkin’ Brands, the parent of Dunkin' Donuts, for $2.4 billion, which represents an enterprise value to EBITDA multiple of nearly 13x7.

Shining the Spotlight on Wendy’s Standalone

Assuming a value per share for Tim Hortons of $32 and assuming that Tim Hortons incurs US$500 million of third-party debt at the time of the spin-off, the per share valuation of Wendy’s Standalone would be approximately $19. This implies an enterprise value of $2.2 billion or an enterprise value to LTM EBITDA multiple of 7.9x for Wendy’s. This compares to a mean enterprise value to LTM EBITDA multiples of 9.0x – 11.0x for comparable quick service restaurant (“QSR”) brands. We are excited by the value creation opportunity presented by owning Wendy’s Standalone at a discount to its peers, especially considering that this multiple is driven off a severely depressed Wendy’s Standalone EBITDA level, which we believe should be $463 million or 68% higher than it is presently (i.e. $274 million) . See Table 2.

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7 According to a press release issued on December 12, 2005, a consortium of private equity firms, including Bain Capital, Carlyle Group and Thomas H. Lee Partners, signed a definitive agreement to purchase Dunkin’ Brands Inc. from Pernod Ricard SA for $2.425 billion in cash. According to published news reports, EBITDA for this company is “in the range of $188 million.”

Table 2: Current Market Valuation of Wendy’s Standalone Spin-off of Tim Hortons

($ in millions)

	Wendy's International Current Stock Price as of 12/7/05 (1)			Wendy's Standalone Excluding Tim Hortons
Value per Share	$51.08			$18.76
Equity Value	$6,009.9			$2,207.3
Enterprise value	$6,468.3			$2,165.7

LTM EBITDA	609.7		(2)	274.2		(3)
Implied multiple	10.6	x		7.9	x

LTM Net Income	$252.8			$78.8		(4)
Implied P/E	23.8	x		28.0	x

Value of Wendy's per share				$18.76
Value of Tim Hortons per share				$32.32
Total Implied Value to Investors	$51.08			$51.08

Source: Company press releases, SEC filings and Trian estimates.

Note: Assumes all existing debt and cash as of 10/2/05 resides at Wendy's Standalone. LTM EBITDA and LTM Net Income presented as of 10/2/05.

Net debt as of 10/2/05 and fully diluted shares of 117.7 million (as reported by the Company for the quarter ended 10/2/05.)

(1)	Includes Tim Hortons and ancillary brands.
(2)	Assumes nine month periods ended 10/2/05 and 9/26/04 receive a pro rata adjustment to account for amortization expense embedded in operating expenses - interim period metrics are not available.
(3)

Assumes 71.7% allocation of Wendy's International consolidated general and administrative expenses ("G&A"), which reflects estimated Wendy's) Standalone 2004 G&A contribution ratio. Assumes pro rata 60.9% allocation (based on 2004 Wendy's Standalone contribution to Depreciation and Amortization ("D&A") expense) of $3.8 million annualized amortization adjustment (non-cash amortization expense embedded in operating costs).

(4)

Assumes all existing debt as of 10/2/05 resides within Wendy's Standalone. Since segment D&A is not available for the interim operating periods dated 10/2/05 and 6/26/04, metric assumes depreciation and amortization of $0.075 million per Company owned store (as implied by 2004 metrics). Adjusted to exclude non-recurring items and $190.0 million impairment of goodwill at Baja Fresh and other expenses of $18.6 million. Assumes 35.5% tax rate.

In order to understand what the economic “reality” is at Wendy’s Standalone, we first reviewed the operating margins of the consolidated Wendy’s brand, which includes the income from both company-owned and franchised restaurants, and noted the significant decline in margins from 17.3% in 1999 to 9.0% in the LTM (See Table 1).

This led us to examine the store-level economics at Wendy’s. We compared Wendy’s company-owned store-level EBITDA margins to those of other franchised QSR concepts (See Tables 3 and 4 below). From this analysis, we calculated that Wendy’s Standalone company-owned stores generated store-level EBITDA margins of only 11.5% in 2004, which declined to 9.1% in the LTM period. To us, this margin is unacceptably low compared to the margins achieved by Wendy’s peer group and its independent franchisees, which on average, are 10 percentage points higher than Wendy’s Standalone 2004 store-level EBITDA margins of 11.5%.

Table 3: Wendy's Store-level EBITDA (Pre-G&A, Pre-Royalty)

($ in millions)

							Change LTM 10/2/05 vs. 2002

				9 Mos. Ended,
	2002	2003	2004	9/26/2004	10/2/2005	LTM
Wendy's retail sales(1)	$1,731.3	$1,899.3	$2,125.0	$1,581.5	$1,575.1	$2,118.5	$387.2
% Growth	11.0%	9.7%	11.9%		(0.4%)
Cost of sales	$1,036.3	$1,156.1	$1,320.1	$973.4	$1,001.1	$1,347.8	$311.5
% of sales	59.9%	60.9%	62.1%	61.5%	63.6%	63.6%	3.8%
Gross profit (after payroll)	$695.0	$743.2	$804.9	$608.2	$574.0	$770.7	$75.7
Gross Margin	40.1%	39.1%	37.9%	38.5%	36.4%	36.4%
Company restaurant operating costs	$428.1	$479.2	$556.6	$404.4	$422.0	$574.2	$146.1
% of sales	24.7%	25.2%	26.2%	25.6%	26.8%	27.1%	2.4%
Operating Costs(2)	$2.9	$3.1	$4.5	$2.2	$2.1	$4.4	$1.5
% of sales	0.2%	0.2%	0.2%	0.1%	0.1%	0.2%	0.0%
Store level EBITDA (Pre-G&A, Pre-Royalty) (3)	$264.1	$260.9	$243.8	$201.6	$149.9	$192.1	($71.9)
Store level EBITDA (Pre-G&A, Pre-Royalty) Margin	15.3%	13.7%	11.5%	12.7%	9.5%	9.1%	-6.2%

Source: Company press releases, SEC filings and Trian estimates.

(1)

Retail sales include sales from company operated Wendy’s restaurants in the U.S. (domestic), Canada, two restaurants located outside of North America and sales of sandwich buns from Wendy’s bun baking facilities to Wendy’s franchisees.

(2)

Operating costs excludes rent expense of $16.6 million in 2004, $15.1 million in 2003 and $14.6 million in 2002 associated with properties subleased to franchisees. Operating costs for the nine month periods ended 9/26/2004 and 10/2/2005 exclude a pro rata adjustment based on the aforementioned $16.6 million rent expense in 2004. According to financial information contained in the Company's Schedule 14A filed 3/31/05, includes costs related to operating and maintaining Wendy’s bun-baking facilities.

(3)

Trian defines store-level EBITDA (Pre-G&A, Pre-Royalty) as the Company's reported retail sales less cost of sales, company restaurant operating costs and operating costs that pertain to retail sales. No royalty expense is included in this metric.

Table 4: Store-Level EBITDA (Pre-G&A, Pre-Royalty) Margins of Peer Group

($ in millions)

	McDonalds(1)	Sonic(2)	YUM(3)	Dairy Queen(4)	DavCo(5) 9-Mo. Annual.	Mean 2004	Wendy's 2004	Wendy's LTM 10/2/05
Store-Level Sales	$1.700	$0.945	$1.025	$1.205	$1.300	$1.235	$1.416	$1.400 (6)
Gross Profit (after payroll)	$0.744	$0.411	$0.429	$0.419	$0.507	$0.502	$0.536	$0.509
Gross Margin	43.8%	43.5%	41.8%	34.8%	39.0%	40.7%	37.9%	36.4%
Restaurant operating costs	$(0.351)	$(0.185)	$(0.224)	$(0.184)	$(0.250)	$(0.239)	$(0.374)	$(0.382)
% of Sales	20.7%	19.6%	21.9%	15.3%	19.2%	19.3%	26.4%	27.3%
Store-Level EBITDA (Pre- G&A, Pre-Royalty)	$0.393	$0.226	$0.204	$0.235	$0.258	$0.263	$0.162	$0.127
Store-Level EBITDA (Pre-G&A, Pre-Royaly) Margin	23.1%	23.9%	19.9%	19.5%	19.8%	21.3%	11.5%	9.1%

Source: Company Uniform Franchise Offering Circulars (UFOC), Company filings, Trian estimates and SEC filings.

Note: Indicated Store-Level EBITDA (Pre-G&A, Pre-Royalty) does not include royalty expense or G&A expense.

(1)	All data from May 2004 UFOC, except payroll and rent, which are assumed to be 26.5% and 4.0% respectively per company-operated metrics in the 2004 10K.
(2)	See Sonic 2005 10K for fiscal year ended 8/31/05; represents margins on Partner Drive-In sales (Partner Drive-In restaurants are majority owned by the company and consolidated).
(3)	See YUM 2005 10K for fiscal year ended 12/25/04; represents margins on company-operated metrics.
(4)	All data from March 2004 UFOC; represents estimated store level performance of a select group of restaurants.
(5)	Represents DavCo's annualized nine-month period of performance (nine months ended 6/27/04); see S-1 filed on 9/22/04.
(6)	Not disclosed by Company for interim period. Analysis estimates average unit volume ("AUV") at $1.4 million.

Management has attributed the recent deterioration in Wendy’s Standalone operating margins to negative same store sales and rising commodities costs (specifically beef). Although this might explain margin deterioration at Wendy’s Standalone on a year-over-year basis, it does not explain why the company-owned stores so dramatically under-perform their peers and independent franchisees. In fact, our calculation of the 10 percentage point relative disparity in margin between Wendy’s Standalone company-owned stores and its peers and independent franchisees was based on Wendy’s performance in fiscal 2004, during which its domestic company-owned same store sales increased by 3%. Moreover, we note that store-level EBITDA margins are higher at Wendy’s independent franchisees even though Wendy’s Standalone’s company-owned AUVs are higher than those of its franchise system ($1.4 million vs. $1.3 million8).

As to the rising commodities cost explanation, Wendy’s peers and independent franchisees are all “in the same boat” and therefore this cannot serve as an explanation for such relative margin under-performance by Wendy’s Standalone.

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8 AUVs as reported by the financial information contained in the Company’s Schedule 14A filed on 3/31/05.

From the outside looking in, the 10 percentage point under-performance in company-owned store-level EBITDA margin (which, based on sales of more than $2 billion, equates to approximately $200 million of potentially excess costs) would suggest that Wendy’s either poorly operates its owned stores or is “pushing down” corporate G&A costs into restaurant operating expenses and, thus, depressing store-level EBITDA margins. Accordingly, we analyzed and benchmarked the Company’s reported G&A. Trian believes that the appropriate G&A spending level for an efficient restaurant company is $15,000 per system-wide store for the franchisor business and $70,000 per company-owned store for the owned restaurant business. Applying these metrics to Wendy’s Standalone suggests that a total G&A expense (inclusive of all allocations) for the LTM should be approximately $200 million (see Table 5). This is in line with our estimate of Wendy’s Standalone LTM G&A expense allocation of approximately $212 million.

Accordingly, the final step of our analysis was to determine what Wendy’s Standalone EBITDA should be. By increasing Wendy’s Standalone company-owned store-level margins by 10 percentage points (i.e. in-line with its peer group average and its independent franchisees), holding constant our other assumptions (i.e. execution of certain elements of the strategic initiatives9) and applying what we believe are appropriate G&A levels as described above for an efficient restaurant company, Wendy’s Standalone pro forma LTM EBITDA would increase to $463 million versus reported EBITDA of approximately $274 million. This analysis verifies that, in addition to our estimate of Wendy’s Standalone LTM G&A expense allocation of approximately $212 million (see Table 5), there must be an additional $200 million of excess costs that we can only assume are either being spent at the store-level or are being “pushed down” by the Company to its store-level operations. In either case, something is clearly amiss “costwise” at Wendy’s Standalone and the significant relative under-performance by the company-owned stores cannot be justified.

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9 The Wendy’s Standalone pro forma LTM EBITDA in this analysis assumes the sale of 200 real estate sites underlying Wendy’s franchisees’ stores and the closure of 45 company-owned restaurants.

Table 5: Pro Forma Wendy’s Standalone

($ in millions)

	LTM - 10/2/05 as Reported		Pro Forma Adjustments		LTM - 10/2/05 Pro Forma
Wendy’s Company-operated Stores:
Retail Sales	$2,118.5		($64.2)	(1)	$2,054.4
Store-level EBITDA (Pre-G&A)	$192.1		$199.5	(2)	$391.6
Store-level EBITDA (Pre-G&A) Margin	9.1%		10.0%	(2)	19.1%
Less: G&A @ $70K / unit	—	(3)			($100.9)	(4)
Company-operated EBITDA	—	(3)			$290.7
Company-operated EBITDA Margin					14.2%

Wendy’s Franchised Stores:
Royalties and Initial Fees	$266.1		$0.0		$266.1
Rental Income	42.8		(23.2)	(7)	19.6
Franchised Revenues	$308.9		($23.2)		$285.7
Franchised EBITDA (Pre-G&A)	$292.3		($23.2)		$269.1
Franchised EBITDA (Pre-G&A) Margin	94.6%				94.2%
Less: G&A @ $15K / system-wide unit	—	(3)			($99.2)	(4)
Franchised EBITDA	—	(3)			$169.8
Franchised EBITDA Margin					59.5%

Total Wendy’s Brand:
Revenues	$2,427.4		($87.3)		$2,340.0
Total Brand EBITDA (Pre-G&A)	$484.4		$176.3		$660.7
Total Brand EBITDA (Pre-G&A) Margin	20.0%				28.2%
G&A	($212.5)	(5)	$12.4		($200.1)
Amortization Adjustment	2.3	(6)	0.0		2.3
Total Brand EBITDA	$274.2		$188.7		$462.9
Total Brand EBITDA Margin	11.3%				19.8%

Source: Company press releases, SEC filings and Trian estimates.

(1)	Assumes Company closes 45 stores.
(2)	Assumes that the store-level EBITDA margins come more in-line with the peer group.
(3)	Allocation not available in Company filings.
(4)	Reflects Trian Group assumptions for corporate G&A as an owner and franchisor.
(5)

Trian estimated allocation guided by Company reported segment profitability in the Company’s Schedule 14A filed 3/31/05. Analysis allocated the unallocated G&A proportionately based on the G&A that was allocated.

(6)	Represents amortization that is embedded in operating costs.
(7)	Reflects assumed loss of rent on sale of 200 real estate sites underlying franchisees’ restaurants.

We are confident that the performance of Wendy’s Standalone can be significantly improved by implementing a tenacious plan to identify and eliminate excess costs. Solving this key operational issue would clearly enhance shareholder value.

What is Wendy’s Really Worth?

In our valuation of Wendy’s Standalone, we applied a peer group LTM EBITDA multiple range of between 9.0x and 11.0x to Wendy’s pro forma LTM EBITDA of $463 million and a peer group LTM P/E multiple range of between 18.3x and 22.9x to Wendy’s pro forma LTM Net Income of $203 million. Our valuation, based on these assumptions, implies a range of values per share of approximately $45 to $57 for Wendy’s Standalone. In addition, we expect Tim Hortons to command a compelling valuation and should be valued at approximately $32 per share upon spin-off. Based on our sum-of-the-parts analysis, Wendy’s should be worth between $77 and $89 per share, when our action plan is implemented. See Table 6 below.

Table 6: Pro Forma Valuation and Implied Value of Wendy’s Standalone

($ in millions)

	Pro Forma Wendy’s Standalone Excluding-Tim Hortons
Enterprise Value / EBITDA Multiple	9.0	x	10.0	x	11.0	x
Pro Forma LTM EBITDA (Trian Estimates)	$462.9		$462.9		$462.9
Enterprise Value	$4,166.0		$4,628.8		$5,091.7
Less: Net Debt	($458.4)		($458.4)		($458.4)
Implied Equity Value	$3,707.6		$4,170.5		$4,633.4
Pro Forma Shares Outstanding (1)	81.6		81.6		81.6
Value per Share (1)	$45.45		$51.13		$56.80
Pro Forma LTM Net Income	$202.7		$202.7		$202.7
(Trian Estimates)
Implied P/E Multiple	18.3	x	20.6	x	22.9	x

Valuation Summary
Value of Wendy's per share	$45.45		$51.13		$56.80
Value of Tim Hortons per share (2)	$32.32		$32.32		$32.32
Total Implied Value to Investors	$77.77		$83.44		$89.12

Source: Company press releases, SEC filings and Trian estimates.

(1) Assumes Wendy's Standalone receives US$500 million in cash from Tim Hortons upon full spin of Tim Hortons and $176.9 million in net proceeds on sale of real estate and buys back Wendy's Standalone (excluding Tim Hortons) stock @ $18.76.

(2) Assumes 12.5x 10/2/05 LTM EBITDA of US$344.2 million per Tim Hortons financials as reported in their S-1 filed on 12/1/05 (Canadian dollars converted into U.S. dollars using Bloomberg currency exchange information).

Also assumes US$500 million of third party debt at Tim Hortons and the fully diluted share count at Wendy's International, Inc. of 117.7 million (as reported by the Company for the quarter ended 10/2/05).

The Time is Now For “Operational Activism” at Wendy’s

As stated earlier, despite management’s reluctance to discuss our action plan for Wendy’s, we remain interested in developing a constructive relationship with Mr. Schuessler and his team. We are convinced that our plan for Wendy’s can create significant shareholder value and that our execution risk is low. At the end of the day, Wendy’s current strategic initiatives at best only marginally improve value. Our plan, on the other hand, maximizes shareholder value in the near term.

In summary, the time is now for “operational activism” at Wendy’s:

•	Tim Hortons must be spun off to shareholders.
•	Wendy’s ancillary brands must be sold.
•

Wendy’s must cease to be operated as an inefficient holding company and be run instead as a restaurant company, with its management focused on improving performance to a level that is at least consistent with its peers and its own franchisees.

We would be deeply disappointed if Mr. Shuessler is still unable to find time to speak with us. We are here to help and wish to work with him and his team to enhance the value of the Wendy’s brand.

Trian Fund Management, L.P.
Sandell Asset Management Corp.

December 12, 2005

* * * *

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